04046178

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Inpex Corporation

*CURRENT ADDRESS: 1-18, Ebisu 4-chome
Shibuya-ku, Tokyo
Japan

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
NOV 19 2004
THOMSON FINANCIAL

FILE NO. 82- 34839 FISCAL YEAR 3/31/03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 11/19/04

[Summary translation]
June 5, 2003

INPEX General Document No. 05 4

To the Shareholders:

Notice of the 38th Ordinary General Meeting of Shareholders

You are cordially invited to attend the 38th Ordinary General Meeting of Shareholders of the Company, which will be held as described below.

If you are unable to attend the Meeting, please review the attached documents and send us the enclosed proxy form in advance, with your name and seal impression (registered seal) affixed thereto.

Yours very truly,
INPEX CORPORATION
1-18, Ebisu 4-chome, Shibuya-ku, Tokyo
Kunihiko Matsuo
Representative Director and President

1. Date and Time of the Meeting: 11:00 a.m. on June 20, 2003 (Friday)

2. Place of the Meeting: 10-4, Toranomon 2-chome, Minato-ku, Tokyo "Emerald Room" on the 2nd floor of the Main Building of Hotel Okura (see the attached map)

3. Matters to be dealt with at the Meeting:

Matters for Reporting:
Report on the Business Report and the Statement of Income for the 38th Business Term (April 1, 2002 to March 31, 2003) and the Balance Sheet as of March 31, 2003

Matters for Resolution:

First Item of Business:	Approval of the Proposed Appropriation of Retained Earnings
Second Item of Business:	Partial Amendment to the Articles of Incorporation
Third Item of Business:	Re-election of all Directors due to Expiration of Term
Fourth Item of Business:	Granting of Retirement Gratuities to Resigning Director

End

Explanations of Items of Business

INPEX CORPORATION

<<Matters for Reporting>>

Report on the Business Report and the Statement of Income for the 38th Business Term (April 1, 2002 to March 31, 2003) and the Balance Sheet as of March 31, 2003

Details of these statements are as described in the Business Report, Statement of Income and Balance Sheet contained in Attachment (1) "Business Report (Draft)."

<<Matters for Resolution>>

First Item of Business: Approval of the Proposed Appropriation of Retained Earnings

The Company proposes that the Meeting approve the proposed appropriation of retained earnings, the details of which are set out in Attachment (1) "Business Report (Draft)."

Second Item of Business: Partial Amendment to the Articles of Incorporation

Amendments will be made to the Articles of Incorporation in response to the enforcement of the "Law regarding the Partial Amendments to the Commercial Code, etc." (Law No. 44, 2002) on April 1, 2003.

The details of the amendments are set forth in Attachment (2) "Reasons for Amending the Articles of Incorporation and Comparison Chart between the Current and Proposed Articles of Incorporation," and the Company proposes that these amendments be approved.

Third Item of Business: Re-election of all Directors due to Expiration of Term

As the re-election of all Directors is necessary due to the expiration of the terms of office of all (18) incumbent Directors at the conclusion of this Ordinary General Meeting of Shareholders, the Company proposes that the eighteen (18) candidates set forth in Attachment (3) "List of Candidates for Directors" be elected as Directors.

Among the candidates for Director, Mr. Kazuo Wakasugi, Mr. Yukio Masuda, Mr. Junji Sato, Mr. Shigeki Kuwahara and Mr. Naoki Kuroda are outside directors as provided in Article 188, Paragraph 2, Item 7-2 of the Commercial Code.

Fourth Item of Business: Granting of Retirement Gratuities to Resigning Directors

It is proposed that retirement gratuities be granted to Mr. Mitsuru Nagasaka, Mr. Haruyasu Kowada, Mr. Kyoichi Inohara and Mr. Takenosuke Yamasaki, who will resign from their offices of Director at the conclusion of this Ordinary General Meeting of Shareholders, to reward them for their services during their terms of office. It is proposed that the specific amount to be presented be determined by the Board of Directors in accordance with the prescribed internal standards of the Company and in consideration of past practices, and that the date and method of presentation and other matters with respect thereto be entrusted entirely to the discretion of the Board of Directors.

End

REPORT

THE 38TH TERM

From: April 1, 2002
To: March 31, 2003

INPEX CORPORATION

1-18, Ebisu 4-chome, Shibuya-ku, Tokyo

(Attached Document)

BUSINESS REPORT FOR 38TH TERM

We hereby provide a report of the Company's business conditions and other accounts for the business term commencing on April 1, 2002, and ending on March 31, 2003.

I Outline of Business

First we will provide a report concerning a broad overview of the domestic and international business environment surrounding the Company, and effect it has had on the business activities of the Company.

Japan's economy in the current term continued to be stagnant, and domestically the problems with nonperforming debt, harsh employment conditions, and the like persisted. Exports, industrial production, equipment and facility investment, and the like which are expected to play a key role in any economic recovery, showed some signs of resuscitation with the improvement in the United States economy and Asian economies in the first half of the year, nevertheless lead by geopolitical uncertainties, fears of worldwide deflation and the like, the economy again showed signs of weakening as economic growth slowed in the United States, Europe and Asia. In addition, personal consumption remained mostly flat job uncertainty and the otherwise strict environment that surrounds household budgets. With public investment as well, amid stringent financial conditions there are continued efforts to control investment expenses, and weak trends persist.

On the other hand, if we look at worldwide economic trends, the world economy which slowed with the slump in the IT field from the year before last and the terrorist attacks in the United States, has expected to have hit bottom as we entered last year as the production turns up due mainly to recovering consumption in the United States, nevertheless, weakness will persist due to higher oil prices caused by growing tensions in Iraq from the fall and worldwide concerns of deflation. Indonesia, the most vital business location for the Company, was also heading towards economic recovery, but the changes in world economic environment and the effects of social unrest and the like have slowed the pace of economic expansion.

Next we will report on trends in oil prices and exchange markets, the economic factors which most affect the Company's business income and expenditures.

With regard to world oil prices, amid lower demand for oil throughout the world, OPEC decided to cut production three times since the year before last, and again decided to cut production by 1,500,000 barrels a day again in January of last year. Amid such a background, oil prices rapidly recovered in the first of the term, and the pace of this increase gained at the end of the term with the reduction in United States oil reserves and the growing tension in the Middle East. Reacting to these circumstances, OPEC decided to increase daily oil production by 1,300,000 barrels and then again by 1,500,000 barrels in December of last year and January of this year, but upward trend strengthened through mid March of this year with the start of the war in Iraq. Under these circumstances high prices were maintained at the Indonesian oil fields through out the term. Oil prices reached the $27 per barrel level in September of last year, and thereafter rose to near $30 per barrel by the end of the year as operations were stopped a portion of nuclear generating plants, and demand increased for Indonesian low sulfur medium grade oil to fuel the firepower generating plants turned to as alternate power sources. In addition, demand for kerosene and electrical power increased rapidly as a colder than normal winter engulfed Japan and Korea, and this to fueled higher prices. As the result thereof, the average price for Indonesian crude oil in this term went up by approximately $5 per barrel year on year to reach $27.63.

In the foreign exchange market, between April and July of last year the dollar dropped rapidly from around 133 yen per dollar to around 115 yen per dollar due to the drop in United States stock prices and instability in international political affairs. Thereafter, a rebound in United States stock prices and Japan's continued economic stagnation temporarily returned the yen to the 125 yen per dollar level, but from the latter half of December of last year, increased geopolitical uncertainty held the yen in a box between 116 and 121 per dollar. The publicly disclosed middle price (TTM) was 120.20 yen at the end of the term, and the whole-term average reached 122 yen per dollar, a strengthening of 3 yen year on year.

If we look at Japan's energy market trends in the current term under these domestic and international conditions, while electrical power and city gas initially remained weak, trends strengthened from the latter half of the term as demand for air conditioning and heating increased. Amid these circumstances sales of all fuel oil remained flat regardless of the slow economy due to the increased demand for energy sources to replace the nuclear generating plants. With this, power companies, oil refineries, city gas companies and other users, understand our positions as an independent developer and producer, and amid this extended economic downturn have continued to purchase the crude oil, natural gas, and the like produced by the Company as they have in past.

Next, we will provide a report of the Company's business performance in this term. As for the business environment during this term, in the exchange market, as stated above, the yen continued to strengthen, but at the same time crude oil and gas prices rose greatly over the previous term. As such, current profits increased ever so slightly year on year.

First, with regard to oil sales in this term, while the decline in the volume of oil handled due to reduced production and the stronger yen worked as negative factors, the large increase in the market price increased revenues by approximately 6% year on year. In addition, with regard to natural gas sales, the stronger yen had a negative impact, but the higher market prices increased revenues by approximately 6% year on year. As the result thereof, current term sales reached 151.7 billion yen, an increase of approximately 6% over the 143.1 billion yen of the previous term. With regard to profits and losses, sales costs increased due to higher expenses mainly in increased production capacity investment, and exchange losses increased due to the strong yen, but carryovers for exploration investment and other reserves declined sharply to produce current profits of 27 billion yen, an increase of approximately 5% over the 26.5 billion yen of the previous term.

The business income and expenditures for the current term are as set forth above, but the Company, in an effort to maintain and develop business in the future from a long term point of view without ignoring changes in the short term business environment, has paid careful attention, and as strived to engaging in the aggressive development of oil and gas exploration and development operations.

Here we will provide a summary report of or specific business activities in the current term. In this term as well, the Company, based on its continued long term focus strategy, strived to maintain efficient production at existing oil and gas fields, promoted exploration and development in existing fields in order to maintain and expand its held reserves, focused its efforts in obtaining interests in new exploration and development fields and the like, and endeavored to develop positive and diversified businesses.

First, crude oil production at the Attaka Unit and Mahakam Offshore Block in East Kalimantan which is directly controlled by the Company decreased approximately 13% year on year to an annual average of 90,000 barrels per day or total annual production of approximately 33,000,000 barrels as the production capacity of the oil field declines.

Meanwhile, natural gas production in the same region fell by approximately 4.4% year on year to an annual average of 3.2 billion cubic feet per day or a total annual production of approximately 1.17 trillion cubic feet.

The background for this may include a reduction of approximately 2% year on year in LNG shipment volumes from the Bontang Plant due to a reduction this term from the previous term in a portion of the replacement sales for the Indonesia Arun LNG Plant at the Bontang LNG Plant which is a major customer of the East Kalimantan production block included in this region.

With regard to the existing operations at the Company's subsidiaries and affiliates, companies that hold producing oil and gas fields, namely INPEX Natuna, Ltd., INPEX Jawa, Ltd., INPEX Sumatra, Ltd., INPEX Alpha, Ltd., INPEX ABK, Ltd., and INPEX Sahul, Ltd., all maintain steady production. Albacora Japao Petroleo Limitada, which is participating in the development of the Petrobras Albacora oil field, in accordance with the agreement is receiving payments corresponding to the crude oil transaction volume with the steady oil production. From among these, INPEX Natuna continues to market raw gas to Singapore which commenced two years ago, an in August of this year commenced supplying raw gas to Malaysia as well. In addition, at INPEX Sahul, with regard to the Bayu-Undan gas-condensate field, in addition to the condensate and LPG (liquid) already being developed, all partners approved a gas development plan in February of this year for the development of gas related to LNG sales to Tokyo Power and Tokyo Gas with whom a master agreement was executed in March of last year, and thereafter, all partners reached an agreement concerning the contracts related to the development.

In addition, with regard to new field and project participation in the current term, in Indonesia we obtained from Unocal in July of last year a 5% interest and a 25% interest respectively in the East Kalimantan block that is an exploration and development block that borders the north side of the Company's Mahakam Offshore block and the Sangkarang Block an exploration block located south of Sulawesi. In addition, in October of last year we obtained a 2.5% interest in the BTC Pipeline Project which will build a pipeline from Baku in Azerbaijan to Ceyhan in Turkey via Tbilisi in Georgia, in order to secure promising means of transporting crude oil produced by projects held by our subsidiary INPEX North Caspian Sea.

In addition, in December of last year, together with our subsidiary INPEX Southwest Caspian Sea, Ltd., we executed a interest transfer agreement with Lukoil and its subsidiary to acquire a 10% interest in the ACG production and development project in the Caspian Sea region of Azerbaijan, and we are engaging the procedures towards the closing thereof.

Additionally, through INPEX Alpha, Ltd., we obtained a 20% interest, a 33 and 1/3% interest and a 20% respectively in the Offshore VIC/P51 and VIC/P52 Blocks in Portland, Victoria, Australia, and the Offshore T/33P Block Northwest, Tasmania, Australia. In addition, in November we acquired 35% interests in both the Offshore WA-288-P and WA-311-P Blocks in Northwest Australia.

Moreover, with regard to the conditions at the Company's operator projects this term, in Indonesia INPEX Masela, Ltd., drilled two appraisal wells in the Abadi Block which confirmed the output of gas and condensate, and as the result of the data acquired therefrom, it confirmed the broad extension of the gas and condensate bearing formation. In addition, in Australia, we are engaged in general appraisal work using 3D seismic exploration data in structures within the INPEX West Australian Browse oil field where gas and condensate were discovered.

Other exploration and development projects through subsidiaries and affiliates in Indonesia, Oceania, the countries bordering the Caspian Sea, Africa, South America and the like, are all progressing steadily and efficiently. From among these, in the INPEX North Caspian Sea Oil Field four appraisal wells have been drilled in the Kashagan

Structure, 3D seismic exploration is being conducted at the eastern and western portion of this structure, and appraisal work is progressing. In addition, one test well has been drilled in the Kashagan structure, and oil and gas output has been confirmed. Furthermore, with the completion of a the work for a parallel development plan, in December of last year we submitted a development plant which targets the eastern portion of the Kashagan Structure to the Kazakhstan government, and we are currently engaged in talks with the government.

As stated above, the Company's current business activities have Indonesia and Australia as the core area, but are engaging in developments in such promising areas throughout the world as the Middle East, the countries in the Caspian Sea area, South America, and the like.

Finally, looking to the Company's business and management in the next and subsequent terms, current term business performance will remain steady due to higher trends in oil prices. Nonetheless, with the future world economy, while the economy in the Asian region will remain relatively steady, business activity in Japan, Europe, the United States and other developed countries may likely remain stagnant if uncertainties concerning the outlook the United States economy persist. In addition, with regard to Japan's domestic economy, while we see partial recovery in corporate earnings and movement in private equipment and facility investment, personal consumption remains flat and public spending continues to wane. While the Japanese government has restructured, addressed deflation and taken measures to speed up the handling of non-performing debt by the private sector, it is difficult to say that there are any real expectations for a quick economic resuscitation. This together with uncertainties of the future of the world economy will continue to post stringent conditions.

On the other hand, from a long term point of view, it is likely the world's oil and natural gas will continue to enjoy increased demand for livelihood and transportation, and will continue to be the chief energy source, and medium to long term demand will increase in the Asian region, especially in China and other developing areas, and the increased dependency on the Middle East region will likely tighten supply and demand or will raise fears concerning the securing of stable supplies. Under these conditions, our mission will be to ensure energy security, and or responsibility as a corporation engaged in the independent development of oil and natural gas overseas will be increasingly heavier. The Company, amid ever changing domestic and international circumstances, is self aware of the mission placed on oil development companies in March of this year by the Japan National Oil Corporation Asset Appraisal, Organization and Investigation Subcommittee of the Oil Subsection of the Advisory Committee for Natural Resources and Energy, and while striving for the understanding of most citizens, we will engage in appropriate responses based on a management strategy that looks to the long term, and will continue to engage in steady and active business development, will respond to our charge from the national economy by building an unwavering business base and striving to return profits to our shareholders. As such we ask for the increased understanding and support of the shareholders.

We hereby report to you the specific operating condition of our major business departments and each of the subsidiaries as follows:

[1] Exploration

Exploration work during the current period is as follows:

Attaka Unit
We conducted exploration for geologic substances in order to evaluate and prospect potential reserves in this mining area during the current period.

Offshore Mahakam
We conducted drilling work in the development well of Northwest Peciko No.18 in the north-eastern part of the Peciko gas field from September to November in the current period and identified extensions of gas layers in the main production reservoir.
As of the end of the current period, we are in operation of a work of exploration for geologic substances in order to evaluate and prospect potential reserves in this mining area.

[2] Development

Development work during the current period is as follows:

Attaka Oil Field
We conducted drilling work in 15 oil wells during the current period.
There are 116 oil wells in this field as of the end of the current period.
From June, 2002, we started of production at the Attaka South structure in the south of this mining area which was found in 2000.

Bekapai Oil Field
No remarkable development work was conducted.
There are 21 oil wells in this field as of the end of the current period.

Handil Oil Field
No remarkable development work was conducted.
With respect to the air injection pilot test in which injection of compressed air was

started in 2001, injection was suspended because an erosion was found in the pipelines of the air pressure well.

There are 132 oil wells, 21 water pressure injection wells, 6 water intake wells and 3 gas injection wells in this field as of the end of the current period.

Tambora Oil and Gas Field

We conducted drilling work in 3 oil and gas wells during the current period.

There are 7 oil and gas wells in this field as of the end of the current period.

Tunu Gas Field

We conducted drilling work in 20 gas wells during the current period.

With respect to the explosion occurred during drilling work of the well No.TN-E5 on March 1, 2002, we finished the killwell work after putting out the fire.

Also, installation of a compressor to pressurize gas produced in northern field was completed and gas production at the middle pressure started from January of this year.

There are 129 gas wells in this field as of the end of the current period.

Peciko Gas Field

During the current period, we installed the fourth platform SWP-G and started drilling of gas wells. We are in operation of installing the third train at gas processing facilities within the Peciko process area and also conducted drilling work in 11 gas wells.

With respect to an erosion of the pipeline to connect the existing platform to the Senipah Terminal, we are in operation of replacing of the pipeline as of the end of the current period.

There are 26 gas wells in this field as of the end of the current period.

Nilam Oil and Gas Field

We conducted drilling work in 3 oil and gas wells during the current period. During the next period, 4 oil and gas wells are planned to be drilled in order to ensure the supply level of gas.

There are 136 oil and gas wells in this field as of the end of the current period.

Badak Gas Field

We conducted drilling work in 2 gas wells during the current period. There are 189 oil and gas wells in this field as of the end of the current period.

[3] Production

The table below sets forth information about production of crede oil, etc. during the current period.

(Unit: thousand barrel)

Kind	Production per day		Production per year			Cumulative amount of production
	Prior period	Current period	Prior period	Current period	Comparison with the prior period	
Ataka Oil Field:					(Commencement of production: Nov., 1972)	
Crude Oil	20.9	19.7	7,646	7,184	-6.0%	651,860
Propane	2.4	2.1	874	767	-12.2%	29,695
Butane	1.3	1.2	491	430	-12.5%	2,414
Bekapai Oil Field:					(Commencement of production: July, 1974)	
Crude Oil	3.3	2.4	1,219	888	-27.1%	189,440
Handhil Oil Field:					(Commencement of production: July, 1975)	
Crude Oil	18.0	14.7	6,559	5,379	-18.0%	828,574
Tunbora Oil/Gas Field:					(Commencement of production: Dec., 1984)	
Crude Oil	1.2	2.2	447	792	+77.2%	23,810
Tunugus Oil/Gas Field:					(Commencement of production: Aug., 1990)	
Crude Oil	32.9	26.9	12,022	9,810	-18.4%	99,578
Pechiko Oil/Gas Field:					(Commencement of production: Dec., 1999)	
Crude Oil	14.2	14.6	5,169	5,319	+2.9%	17,744
Nilam Oil/Gas Field:					(Commencement of production: July, 1980)	
Crude Oil	8.4	5.7	3,067	2,093	-31.8%	90,986
Badak Oil/Gas Field:					(Commencement of production: Oct., 1974)	
Crude Oil	1.4	0.9	505	343	-32.0%	54,597
Total	104.1	90.4	37,999	33,004	-13.1%	

Notes:

1. Rights and interests of each amount of production is 100% base.
2. Each amount of production at Ataka oil field includes Pentaplus.
3. Crude oil includes condensate.

[4] Sales

Condition of sales of crude oil and gas are as follows:

(1) Crude oil

[translation omitted]

For the current term, the total amount taken over and sold was approximately

8.36 million barrels (approximately 11% decrease compared to that of the previous term), consisting of approximately 1.72 million barrels of Ataka crude oil, approximately 210 thousand barrels of Bekapai crude oil, approximately 2.02 million barrels of Handil mixed crude oil, approximately 2.85 million barrels of Senipah condensate, and approximately 1.58 million barrels of Bontang return condensate.

(2) Gas

[translation omitted]

For the current term, the total amount of shipment was approximately 20.20 million barrels (approximately 2% decrease compared to that of the previous term) as the amount of partial substitutional sales decreased compared to that of the previous term at [Arun] LNG Plant in Indonesia.

[translation omitted]

[5] State of New Agreements

Participation in BTC Pipeline Project

[translation omitted]

With regard to Baku-Tbilisi-Ceyhan ("BTC") Crude Oil Pipeline Project, BP and Turkish Petroleum Corporation ("TPAO") signed an Agreement on Assignment of 2.5% Interest in the Project in September 2002. The Company acquired a participating interest of 2.5% in this Project through INPEX BTC Pipeline, Ltd. (a Cayman corporation), which is its subsidiary, and is promoting construction of the BTC pipeline.

Participation in East Kalimantan Block in offshore East Kalimantan, Indonesia

The Company entered into an Agreement on Assignment of Interests and a Joint Operation Agreement with UNOCAL Indonesia Company ("UNOCAL")(a subsidiary of UNOCAL), which is a promoter of this project, in July 2002.

[translation omitted]

The ratio of participating interests in this block is UNOCAL (95%)and "INPEX North Mahakam Offshore Oil Company"(5%).

Participation in Sangkalan Block in offshore South Sulawesi, Indonesia

The Company entered into an Agreement on Assignment of Interests and a Joint Operation Agreement with UNOCAL Sangkalan Company ("UNOCAL")(a subsidiary of UNOCAL), which is a promoter of this project, in July 2002.

[translation omitted]

The ratio of participating interests in this block is UNOCAL (75%)and "INPEX South Sulawesi Offshore Oil Company"(25%).

Participation in T/33P Block in the Northwest Sea Area of Tasmania, VIC/P51 Block and VIC/P52 Block in Offshore Portland, Victoria and WA-288-P Block and WA-311-P Block on the Northwest Shelf in Australia

Alpha Oil Co., Ltd., which is a wholly-owned subsidiary of the Company, acquired interests in T/33P Block in the Northwest Sea Area of Tasmania (20%), VIC/P51 Block in Offshore Portland, Victoria (20%), VIC/P52 Block in Offshore Portland, Victoria (33-1/3%) in August 2002. In addition, [Alpha Oil Company] acquired interests in WA-288-P Block (65%)and WA-311-P Block (65%) on the Northwest Shelf in Australia from Magellan in November 2002.

[translation omitted]

Participation in ACG Oil Field Project in Azerbaijan

The Company and INPEX Southwest Caspian Sea, Ltd., which is a wholly-owned subsidiary of the Company, and Lukoil (a Russian company) and Lukoil Overseas Ltd. signed an Agreement on Assignment of 10% Interest in the ACG Project in December 2002.

[translation omitted]

Participation in Undersea Pipeline Business between Bayu-Undan Gas Condensate Field and Darwin, Australia and LNG Plant Business, and Assignment of Upstream Interests Accompanied thereby

INPEX Sahul, Ltd., which is a wholly-owned subsidiary of the Company, will participate in the LNG Sales Project as Bayu-Undan Unit, Tokyo Electric Power Company, Inc. and Tokyo Gas Co., Ltd. reached a basic agreement on the sales of LNG in March 2002, and INPEX Sahul, Ltd. approved the gas development plan with other partners in February 2002.

[translation omitted]

The Company established INPEX DLNGPL Pty Ltd. (an Australian corporation), which is its wholly-owned subsidiary, as a special purpose investment company to promote the pipeline investment business and LNG plant business related to the LNG Sales Project, in March 2002. INPEX DLNGPL Pty Ltd. holds approximately 10.53% interests in each business.

[6] Relationship with Japan National Oil Corporation

Name of the company	Amount of capital	Relationship with the Company
Japan National Oil Corporation	¥1,652,605 million	For the procurement of funds for exploration business, the Company received investment from Japan National Oil Corporation up to 1973, and the Company offered bonus issues thereafter. As a result, Japan National Oil Corporation, currently holds 50% of the total number of shares issued by the Company.

[7] Subsidiaries

[translation omitted]

(1) INPEX Natuna, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area	Participation rights held by us	Outstanding amount of debt guarantee
September 1, 1978	0 yen	¥5,000 million	100%	South Natuna Sea, Block B	35%	US$102,183 thousand

(A) Change of operating results:

(Unit: thousand yen)

Term / Classification	24th Term	25th Term (current term)
	Fiscal Year 2001	Fiscal Year 2002
Sales	17,771,035	22,669,756
Current Income	3,774,264	2,410,451

[translation omitted]

(F) Condition of subsidiaries:

(i) INPEX South Natuna, Ltd.

(Wholly-owned subsidiary of INPEX Natuna, Ltd.)

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Contract area	Participation rights held by us
December 2, 1998	¥0	¥520 million	South Natuna Sea, Block Tembang	35%

[translation omitted]

(ii) INPEX North Natuna, Ltd.

(Wholly-owned subsidiary of INPEX Natuna, Ltd.)

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Contract area	Participation rights held by us
January 18, 2002	¥370 million	¥570 million	Natuna Sea, Nila Block	35%

[translation omitted]

(2) INPEX Trading, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us
April 2, 1984	¥0	¥50 million	100%

Change of operating results:

(Unit: thousand yen)

Term / Classification	18th Term	19th Term (current term)
	Fiscal Year 2001	Fiscal Year 2002
Sales	38,243,506	50,508,152
Current Income	45,072	87,653

[translation omitted]

(3) INPEX Services, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us
June 21, 1988	¥0	¥65 million	76.9%

Change of operating results:

(Unit: thousand yen)

Term / Classification	14th Term	15th Term (current term)
	Fiscal Year 2001	Fiscal Year 2002
Sales	127,014	130,124
Current Income	3,408	8,857

[translation omitted]

(4) INPEX Tengah, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area	Participation rights held by us
August 5, 1988	¥0	¥1,020 million	100%	East Kalimantan, Offshore Mahakam, Tengah Block	22.5%

Change of operating results:

(Unit: thousand yen)

Term / Classification	14th Term	15th Term (current term)
	Fiscal Year 2001	Fiscal Year 2002
Sales	302,767	221,151
Current Income	89,137	47,557

Note: The fiscal year of the company ends on December 31 each year.

[translation omitted]

(5) INPEX Alpha, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area and participation rights held by us
February 17, 1989	¥0	¥3,814 million	100%	Northwest Australian Sea Area WA-10-L development block 20% WA-155-P (Part II) block and WA-12-L block 18.67% WA-155-P (Part I) block 28.5% Offshore Northwest continental shelf WA-288-P block 65% WA-133-P block 65% Victoria State Bass Strait VIC/P42 block 50% VIC/P45 block 40% Victoria State Offshore Portland VIC/P51 block 20% VIC/P52 block 33-1/3% Tasmania State Northwest Sea Area T/33P block 20%

Change of operating results:

(Unit: thousand yen)

Classification \ Term	13th Term	14th Term (current term)
	Fiscal Year 2001	Fiscal Year 2002
Sales	7,603,631	8,420,396
Current Income	1,983,260	2,438,103

Note: The fiscal year of the company ends on December 31 each year.

[translation omitted]

(6) INPEX West Natuna, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area	Participation rights held by us
November 25, 1991	¥0	¥1,600 million	50%	South Natuna Sea, West Natuna Block	25%

Note: *As of the end of the current term, this company is in the process of dissolution.*

(7) INPEX Thimor Sea, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area	Participation rights held by us
November 25, 1991	¥114 million	¥1,364 million	100%	JPDA03-01 in Joint Petroleum Development Area of Timor Sea	35%

[translation omitted]

(8) INPEX Sahul, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area and participation rights held by us
March 30, 1993	¥0	¥4,600 million	100%	JPDA03-12 in Joint Petroleum Development Area of Timor Sea 19.0712244% (Bayu-Undan Unit 10.527682%)

Change of operating results:

(Unit: thousand yen)

Term / Classification	9th Term	10th Term (current term)
	Fiscal Year 2001	Fiscal Year 2002
Sales	2,509,887	1,710,229
Current Income	Δ71,830	854,162

Note: The fiscal year of the company ends on December 31 each year.

[translation omitted]

(9) INPEX DLNGPL Pty Ltd (Australian corporation)

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area and Project	Participation rights held by us
March 19, 2003	-	AU$ 3 thousand	100%	Investment in Darwin LNG which engages in the business of construction and	10.527682%
	(Amount of capital at the establishment: AU$ 3 thousand)				

				operation of undersea pipelines from Bayu-Undan gas condensate field to LNG plant at Darwin, Australia, and construction and operation of LNG plant	

[translation omitted]

(10) INPEX Northeast Sahara, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area	Participation rights held by us
August 19, 1994	¥3.6 million	¥2,300.2 million	50.1%	Algeria, Touggourt Area	25%

Note: As of the end of the current term, this company is in the process of dissolution.

[translation omitted]

(11) INPEX ABK, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area	Participation rights held by us	Outstanding amount of debt guarantee
February 29,1996	¥0	¥2,500 million	55%	Abu Al Bukhoosh field, UAE	25%	US$ 4,950 thousand
	(Percentage of voting rights of capital invested by private companies: 91.7%)					

Change of operating results:

(Unit: thousand yen)

Classification / Term	6th Term Fiscal Year 2001	7th Term (current term) Fiscal Year 2002
Sales	4,181,155	4,547,088
Current Income	53,086	257,840

Note: The fiscal year of the company ends on December 31 each year.

[translation omitted]

(12) INPEX Labe Timor Sea, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area	Participation rights held by us
May 20,1997	¥9 million	¥5,441.4 million	47%	Timor Sea, Labe Area	100%
	(Percentage of voting rights of capital invested by private companies: 94%)				

Note: As of the end of the current term, this company is in the process of dissolution.

(13) INPEX Offshore Northeast Mahakam, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area	Participation rights held by us
June 11, 1997	¥0	¥803 million	100%	East Kalimantun Sea, Saliki Block	100%

[translation omitted]

(14) INPEX North Caspian Sea, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area	Participation rights held by us
August 6, 1998	¥10,700 million	¥37,980 million	45%	Kazakhstan, Offshore North Caspian Sea Block	1/12
	(Percentage of voting rights of capital invested by private companies: 90%)				

[translation omitted]

(15) INPEX Browse, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area	Participation rights held by us
September 1, 1998	¥600 million	¥9,000 million	96.7%	State of West Australia, WA-285-P Block	100%

[translation omitted]

(16) INPEX Masela, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area	Participation rights held by us
December 2, 1998	¥6,150 million	¥12,224 million	50.7%	Timor Sea, Macera Block	100%

[translation omitted]

(17) INPEX East Arguni, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area	Participation rights held by us
December 2, 1998	¥153 million	¥248 million	100%	Papua State, East Alguni Block	20%

[translation omitted]

(18) INPEX West Arguni, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area	Participation rights held by us
December 2, 1998	¥210 million	¥347 million	100%	Papua State, West Arguni Block	20%

[translation omitted]

(19) INPEX Southwest Caspian Sea, Ltd. (formerly named Southeast Caspian Sea, Ltd.)

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us
January 29, 1999	¥0	¥10 million	100%

[translation omitted]

(20) INPEX North Makassar, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area	Participation rights held by us

January 18, 2002	¥1,080 million	¥1,980 million	65.7%	East Kalimantan Sea, Donggala Block	50% After participation of PERTAMINA and Conocal: 32.725%

[translation omitted]

(21) INPEX BTC Pipeline, Ltd. (Cayman Islands corporation)

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area	Participation rights held by us
October 16, 2002	US$4,055 thousand	US$12,555 thousand	100%	Construction project of crude oil pipelines to connect Baku in Azerbaijan, Tbilisi in Georgia to Geyhan in Turkey	2.5%
	(Amount of capital at the establishment: 8,500 thousand US$)				

[translation omitted]

(22) INPEX Offshare North Mahakam, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area	Participation rights held by us
November 6, 2002	¥0	¥450 million	100%	Offshore East Kalimantan, East Kalimantan Block	5%
	(Amount of capital at the establishment: ¥450 million)				

[translation omitted]

(23) INPEX Offshore South Sulawesi, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area	Participation rights held by us
November 6, 2002	¥0	¥460 million	100%	Offshore South Sulawesi, Sangkalan Area	25%
	(Amount of capital at the establishment: ¥460 million)				

[translation omitted]

[8] Affiliates

[translation omitted]

(1) INPEX Jawa, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area	Participation rights held by us
November 10, 1986	¥0 (Percentage of voting rights of capital invested by private companies: 67%)	¥4,804 million	33.5%	Offshare Northwest Java Block	7.2500%

(A) Change of operating results:

(Unit: thousand yen)

Classification \ Term	16th Term	17th Term (current term)
	Fiscal Year 2001	Fiscal Year 2002
Sales	3,467,978	3,799,112
Current Income	1,022,569	1,031,515

[translation omitted]

(F) Condition of Subsidiary

INPEX Sumatra, Ltd

(Wholly-owned subsidiary of INPEX Jawa, Ltd.)

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Contract area	Participation rights held by us
February 15, 1991	¥0	¥400 million	Southeast Sumatra Block	13.067444%

[translation omitted]

Change of operating results:

(Unit: thousand yen)

Classification \ Term	12th Term	13th Term (current term)
	Fiscal Year 2001	Fiscal Year 2002
Sales	8,018,085	8,355,998

Current Income	1,338,149	859,259

[translation omitted]

(2) Northland Oil, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area	Participation rights held by us
March 6, 1995	¥362 million	¥2,935million	32.2%	New Zealand, North Islands, Northwest Sea, PEP38602 Block	33.33%

[translation omitted]

(3) Albacpra Japão Petróleo Limitada (Brazilian corporation)

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area	Participation rights held by us
December 23, 1998	Real 56,800,000	Real 29,525,335	50%	Brazil, Offshore North Campos, Albacora block, Albacora field	US$39,930 thousand

[translation omitted]

(4) INPEX Offshore North Campos, Ltd.

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us
Octoober 12, 2000	¥273 million	¥5,171 million	37.6%
	(Percentage of voting rights of capital invested by private companies: 75%)		

Condition of Subsidiary:

Frade Japão Petróleo Limitade (Brazilian corporation)

(Wholly-owned subsidiary of Offshore INPEX North Campos, Ltd.)

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area	Participation rights held by us

July 5, 1999	Real 433,160	Real 63,283,164	99.9%	Brazil, Offshore North Campos, Frade block	15%

[translation omitted]

(5) MI Berau B.V. (Netherlands Corporation)

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area and participation rights held by us
August 14, 2001	€ 19,630,650	€ 596,315,316	44%	Berau Block, Papua, Indonesia Berau Block: 22.856% (Tangguh Unit: 16.30296%)

[translation omitted]

(6) JJI S&N B.V. (Netherlands Corporation)

Date of Incorporation	Capital increase during the term	Amount of capital at the end of the term	Voting rights held by us	Contract area	Participation rights held by us	Outstanding amount of debt guarantee
October 3, 2002	€ 33,572,887	€ 33,590,887	25%	Soroosh marine oil field and Nowrooz oil field, Islamic Republic of Iran	20%	$ 32,974 thousand
	(Voting Ratio among private investment: 37.4%) (Amount of capital at the establishment:					

[9] Conditions of the Companies Invested:

[translation omitted]

Name of Companies	Amount of capital at the end of the term (Millions of yen)	Voting rights held by us
Japan Canada Oilsand Limited	36,482	1.9%
Japan Indonesia Oil Co., Ltd.	46,813	4.3%
Burma Petroleum Development Co., Ltd.	346	4.3%
Shin-nannkai Oil Development Co., Ltd.	3,100	3.0%

Shin-kanan Oil Development Co., Ltd.	3,000	2.0%
Angola Japan Oil Co.,Ltd.	10,500	10.0%
AJOCO Exploration Co., Ltd.	6,400	12.5%
Jawa Oil Co., Ltd.	6,200	12.0%
AJEX Oil Co., Ltd.	2,996	12.7%
Sakhalin Oil and Gas Development Co., Ltd.	22,592	4.2%
Wandoo Oil Development Co., Ltd.	3,000	15.0%
Irian Jaya Gas and Oil Co., Ltd.	6,030	12.5%
Japan Azerbaijan Oil Co., Ltd.	15,600	8.3%

[translation omitted]

[10] Important Facts Concerning the State of the Company which Occurred after the Settlement of Accounts

At 309th Ordinary Meeting of the Board of Directors which was held on April 24, 2005, it was resolved that the Company will invest 27,323 million yen to INPEX Southwest Caspian Sea, Ltd., which is its subsidiary, and provide guarantee of obligation which amounts to 492,736,500 US dollars related to bridging finance by private banks until INPEX Southwest Caspian Sea, Ltd. receives syndicated loan from Japan Bank for International Cooperation, so that INPEX Southwest Caspian Sea, Ltd. will be able to procure funds for the acquisition of interests of ACG oil fields.

II OUTLINE OF THE COMPANY

[1] Main Business

Exploration, development, production and sales of oil, natural gas and other mineral resources.

[2] Place of Business

Head Office:	1-18, Ebisu 4-chome, Shibuya-ku, Tokyo
Jakarta Office:	7th Floor, Midplaza I Jalan Jenderal Sudirman Kav.10-11 Jakarta 10220, INDONESIA
Perth Office (bussiness office of the subsidiaries, INPEX Alpha, Ltd., etc.)	Lever 27, Exchange Plaza 2 The Esplanade, Perth Western Australia 6000, AUSTRALIA

[3] Condition of Shares

(1) Kind of Shares: Ordinary Shares

Total Number of Shares Authorized to be Issued: 600,000 shares

Total Number of Issued Shares: 589,200 shares

(2) Number of Shareholders 21

(3) Major Shareholders:

Name of Shareholders	Investment in the Company	
	Number of Shares (shares)	Voting Right Ratio (%)
Japan National Oil Corporation	294,600	50.00
Japan Petroleum Exploration Co., Ltd.	75,536.52	12.82
Mitsubishi Corporation	60,129	10.21
Mitsui Oil Exploration Co., Ltd.	58,920	10.00
Mitsubishi Materials Corporation	22,869	3.88
Marubeni Corporation	14,730	2.50
NKK Corporation (Presently JFE Holdings, Inc.)	14,730	2.50
Sumitomo Corporation	14,730	2.50
Sumitomo Metal Industries, Ltd.	14,730	2.50

The Company does not invest in the above shareholders.

[4] Results of Operation and Record of Change of Properties

Year / Classification	35th Term (FY 1999)	36th Term (FY 2000)	37th Term (FY 2001)	38th Term (current period) (FY 2002)
Amount of Sales (Millions of yen)	108,105	155,571	143,116	151,714
Current Net Income (Millions of yen)	19,973	27,481	26,540	27,064
Current Net Income per Share (Yen)	33,899.25	46,641.88	45,044.66	45,779.20
Net Assets (Millions of yen)	185,623	208,336	226,831	247,625
Total Assets (Millions of yen)	198,886	226,198	251,821	281,414

[translation omitted]

[7] Conditions of Borrowings

Name of Creditors	Outstanding amount of borrowing as of the end of the current period (Millions of yen)	Shares of the Company held by each creditor	
		Number of Shares (shares)	Voting rights ratio (%)
Japan Bank for International Cooperation	9,616 ($ 80,000 thousand)	-	-
Mizuho Corporate Bank, Ltd.	1,610 ($ 13,400 thousand)	1,050	0.178
The Bank of Tokyo-Mitsubishi, Ltd.	793 ($ 6,600 thousand)	525	0.089
Total	12,020 ($ 100,000 thousand)		

[translation omitted]

[Translation]

Balance Sheet
(as of March 31, 2003)

INPEX CORPORATION

(rounded down to the nearest one million yen)

Item	Amount (million yen)	Item	Amount (million yen)
ASSETS		**LIABILITIES AND CAPITAL**	
CURRENT ASSETS	**97,319**	**CURRENT LIABILITIES**	**15,219**
Cash and deposits	55,414	Accrued payables	3,755
Accounts receivable	8,577	Accrued expenses	256
Securities	20,733	Accrued corporate tax and other taxes	7,516
Advance payments	59	Advances received	3,656
Deferred taxes	3	Deposits received	32
Temporary Advancement	99	**NON-CURRENT LIABILITIES**	**18,570**
Short-term loans	12,068	Long-term loans payable	12,020
Other accounts receivable	128	Reserve for employee retirement benefits	785
Other current assets	255	Reserve for officer retirement benefits	467
Allowance for doubtful receivables	(20)	Long-term accounts payable	5,219
FIXED ASSETS	**184,095**	Long-term deposit received	78
Tangible Fixed Assets	**10,320**		
Buildings	6,075	**TOTAL LIABILITIES**	**33,789**
Structures	87		
Machinery and equipment	1	**CAPITAL**	**29,460**
Vehicles and other transportation Equipment	9	**Retained Earnings**	**217,848**
Tools, furniture and fixtures	132	Legal reserve	7,365
Land	4,014	Dividend reserve	1,500
Intangible Fixed Assets	**38**	Currency fluctuations reserve	1,000
Other intangible fixed assets	38	Reserve for losses on foreign investment	291
Investments and other assets	**173,736**	Special reserve	179,718
Investments in securities	121,763	Unappropriated earnings	27,974
Investments in subsidiaries	44,744	Current net profit	27,064
Equity	1,351	**Securities evaluation gains (losses)**	**316**
Long-term loans	286		
Long-term prepaid expenses	30		
Deferred taxes	847		
Product collection accounts	69,346		
Other investments	1,567		
Allowance for doubtful receivables	(129)		
Allowance for investment in exploration projects	(66,071)		
		TOTAL CAPITAL	**247,625**
TOTAL ASSETS	**281,414**	**TOTAL LIABILITIES AND CAPITAL**	**281,414**

Profit and Loss Statement
(April 1, 2002 to March 31, 2003)

(rounded down to the nearest one million yen)

Item				Amount (million yen)		
Ordinary Income and Losses	Operating Income and Expenses	**Operating Income**				
			Sales of crude oil	29,059		
			Sales of natural gas	122,628	151,687	
			Sales of purchased crude oil		26	151,714
		Operating Expenses				
			Cost of sales of crude oil	28,136		
			Cost of sales of natural gas	122,628		
			Free distribution of crude oil	(7,869)		
			Free distribution of natural gas	(81,338)	61,556	
			Cost of sales of purchased crude oil		26	
			Selling and General Administrative Expenses		3,301	64,884
		Operating Income				**86,829**
	Non-operating Income and Expenses	**Non-operating Income**				
			Interest Income		391	
			Securities Income		801	
			Dividend Income		1,546	
			Income on sales of securities		167	
			Other Non-operating Income		287	3,194
		Non-operating Expenses				
			Interest Expenses and discount charges		268	
			Allowance for investment in exploration projects		11,992	
			Securities write-downs		26	

Exchange loss		2,483	
Other Non-operating Expenses		758	15,529
Ordinary Income			**74,495**
Income before Taxes			**74,495**
Corporate Tax and Residential Tax		**46,541**	
Adjustment of Corporate Tax, etc.		**889**	**47,430**
Current Income			**27,064**
Income brought forward			**909**
Unappropriated Earnings at end of the year			**27,974**

Explanatory Notes to Balance Sheet and Profit and Loss Statement

1. Significant Accounting Policies

(1) Standards for and methods of valuating securities

Investments in subsidiaries and affiliates

At cost based on the moving average method

Other securities

Securities with fair market value: At fair market value based on the market price as of the last day of the term (Related valuation differences are directly charged or credited to the shareholders' equity and cost of securities sold is computed by the moving average method.)

Securities without fair market value: At cost based on the moving average method

(2) Method of depreciating fixed assets

Tangible fixed assets: Declining balance method

Depreciation of buildings (except for auxiliary equipment) acquired on and after April 1, 1998 is calculated by the straight-line method.

Intangible fixed assets: Depreciation of software for internal use is calculated by the straight-line method based on the software's available period (5 years).

(3) Disposition of deferred charges

Disposed of all amounts as costs on expenditure

(4) Accounting for allowances and reserves

Allowance for employee retirement benefits:

The amount required for employees retirement benefits as of the end of the fiscal year under review is calculated based on the projected retirement benefit obligations as of the end of the current fiscal year.

Reserve for officer retirement and other benefits:

To provide retirement and other benefits of officers, an amount of necessary payment for voluntary termination at the end of the term is reported in accordance with the company bylaws. This reserve is set out in Article 287-2 of the Commercial Code.

Allowance for doubtful receivables:

General allowances are provided for using a rate determined by past bad debts experience, and specific allowances are provided for using the estimated amounts considered to be irrecoverable after reviewing the collectibility of individual doubtful receivables.

Allowance for investment in exploration projects:

The amount required to allow for losses in shares of investment in exploration companies is calculated based on the asset position of each company.

(5) Accounting procedures of consumption tax and other taxes
The tax excluded method is adopted.

2. Method of Displaying Capital

The method of displaying capital has been changed pursuant to the Enforcement Regulations for the Commercial Code (Ministry of Justice Ordinance No.22 as of March 29, 2002).

3. Monetary loans to or from subsidiaries

Short-term monetary loans to subsidiaries:12,079,000,000 yen
Long-term monetary loans to subsidiaries: 232,000,000 yen
Short-term monetary loans from subsidiaries:10,000,000 yen
Long-term monetary loans from subsidiaries:48,000,000 yen

4. Accumulated depreciation of tangible fixed assets

2,425,000,000 yen

5. Material lease assets which are not stated as capital

69 computers are used pursuant to lease agreements.

6. Material assets and liabilities denominated in foreign currencies

Deposits:	23,829,000,000 yen	(US$198,245,000)
Accounts receivable:	8,577,000,000 yen	(US$71,358,000)
Shot-term loans:	12,065,000,000 yen	(US$100,377,000)
Investments in securities:	29,977,000,000 yen	(EURO 270,776,000)
Product collection accounts:	69,346,000,000 yen	(US$572,212,000)
Accrued payables:	3,465,000,000 yen	(US$28,827,000)
Long-term accounts payables:	4,837,000,000 yen	(US$40,246,000)
Accrued corporate tax and other taxes:	6,052,000,000 yen	(US$50,352,000)
Advances received:	3,656,000,000 yen	(US$30,703,000)
Long-term loans payable:	12,020,000,000 yen	(US$100,000,000)

7. Guarantee Obligations

22,546,000,000 yen

8. Amount set out in Article 290-1(6) of the Commercial Code

289,000,000 yen

9. Current net income per share

45,779.20 yen The "Accounting standards concerning current net income per share" (Corporate accounting standards No. 2 as of September 25, 2002, provided by the Council of Corporate Accounting Standards) and the "Implementation guide to accounting standards concerning current net income per share" (Implementation guide to accounting standards No. 4 as of September 25, 2002, provided by the Council of Corporate Accounting Standards) apply from this term. "Current net income per share" of this term calculated by the traditional method is 45,933.64 yen.

10. Amount of transactions with subsidiaries

Amount of transactions other than operating transactions 680,000,000 yen

Disposition of Profits (Draft)

INPEX CORPORATION

Item	Amount (yen)	
Unappropriated profit		27,974,074,665
Deposited as follows:		
Dividend for Shareholders		5,892,000,000
Ordinary dividend (7,500 yen per share)	4,419,000,000	
Special dividend commemorating the 30th anniversary of Ataqua oil fields (2,500 yen per share)	1,473,000,000	
Bonus for Officers (including 5,500,000 yen for Auditors)		91,000,000
Voluntary reserve		21,000,000,000
Special reserve	21,000,000,000	
Profit carried forward		991,074,665

7. Notice dated June 20, 2003, of Resolution of 38th Ordinary General Meeting of Shareholders

[Translation]
June 20, 2003
INPEX General Document No. 072

To the Shareholders:

Notice of Resolution of the 38th Ordinary General Meeting of Shareholders

We hereby notify you that the following matters were reported and resolutions were passed at the 38th Ordinary General Meeting of Shareholders of the Company held on June 20, 2003.

Yours very truly,
INPEX CORPORATION
1-18, Ebisu 4-chome, Shibuya-ku, Tokyo
Kunihiko Matsuo
Representative Director and President

Matters for Reporting:

Report on the Business Report and the Statement of Income for the 38th Business Term (April 1, 2002 to March 31, 2003) and the Balance Sheet as of March 31, 2003

With reporting of the outline of the above statements, the Company reported that the audit report which states that the above statements and proposed appropriation of retained earnings, as provided for in the first item of business, is appropriate and such report shall be accepted and kept by auditors and auditors' meeting.

Matters for Resolution:

First Item of Business: Approval of the Proposed Appropriation of Retained Earnings

The matter was approved and passed without amendment.

Second Item of Business: Partial Amendment to the Articles of Incorporation

The matter was approved and passed without amendment.

Third Item of Business: Re-election of all D irectors due to Expiration of Term

Mr. Kunihiko Matsuo, Mr. Minoru Nagata, Mr. Katsujiro Kida, , Mr. Mutsuhisa Fujii, Mr. Kazuhisa Konoma, Mr. Seiji Yui, Mr. Noboru Tezuka, Mr. Katsuhiko Sakurai, Mr. Michio Hikari, Mr. Sadafumi Tanigawa, Mr. Shunichiro Sugaya, Mr. Seiya Ito, Mr. Wataru Tanaka Mr. Kazuo Wakasugi, Mr. Yukio Masuda, Mr. Junji Sato, Mr. Shigeki Kuwahara and Mr. Naoki Kuroda were elected and inaugurated in this matter.

Fourth Item of Business: Granting of Retirement Gratuities to Resigning Directors

The matter was approved and passed upon the retirement gratuities be granted within the considerable amount to Mr. Mitsuru Nagasaka, Mr. Haruyasu Kowada, Mr. Kyoichi Inohara and Mr. Takenosuke Yamasaki, who will resign from their offices of Director at the conclusion of this Ordinary General Meeting of Shareholders, in accordance with the prescribed internal standards of the Company. It is proposed that the specific amount to be presented, the date and method of presentation and other matters be entrusted entirely to the Board of Directors.

End